Orient Paper, Inc.
Science Park, Juli Road,
Xushui County, Baoding City
Hebei Province, P.R. China 072550

June 24, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention:	Anne Nguyen Parker, Branch Chief Norman von Holtzendorff, Senior Counsel

Re:	Orient Paper, Inc. Registration Statement on Form S-3, as amended File No. 333-196111

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Orient Paper, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:00 p.m. (Eastern time) on June 26, 2014, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact  Jack I. Kantrowitz of DLA Piper LLP (US), counsel to the Company, at (212) 335-4845 with any questions about this acceleration request.

[Signature appears on the following page]

Very truly yours,

ORIENT PAPER, INC.

By:	/s/ Winston C. Yen
Name: Winston C. Yen
Title: Chief Financial Officer